SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Additional unaudited financial information

I
Additional financial information

I(i)
Group capital position

Overview
Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA.

The GWS methodology is largely consistent with that previously applied under LCSM with the exception of the treatment of debt instruments which are subject to transitional arrangements under the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the 31 December 2021 are included as GWS eligible group capital resources. This includes debt issued at the date of designation which met the transitional conditions set by the Hong Kong IA and have not since been redeemed and debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules. Under the LCSM, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) were included as eligible group capital resources.

For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total company GWS capital basis, a shareholder GWS capital basis is also presented, being eligible group capital resources over the GMCR and which excludes the capital resources and minimum capital requirements of these participating funds. The table below sets out the Group capital position on these two bases before allowing for the second interim dividend. The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation, this includes maintaining Tier 1 group capital resources in excess of the group minimum capital requirement of the supervised group.

Estimated GWS capital position based on Group Minimum Capital Requirement (GMCR)notes (1)(2)(3)

	31 Dec 2021			31 Dec 2020
Amounts attributable to Prudential plc	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Eligible group capital resources ($bn)	44.4	(27.5)	16.9	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.7	(7.0)	3.7	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	33.7	(20.5)	13.2	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	414%		454%	344%		370%

Allow for January 2022 debt redemption	(1.7)	-	(1.7)	n/a	n/a	n/a
GWS capital surplus (over GMCR) after January 2022 debt redemption ($bn)	32.0	(20.5)	11.5	n/a	n/a	n/a
GWS coverage ratio (over GMCR) after January 2022 debt redemption (%)	398%		408%	n/a	n/a	n/a

Further detail on the Group shareholder GWS capital position is presented below at 31 December 2021 and 31 December 2020 for comparison:

			Shareholder
31 Dec 2021 $bn	Total Asia and Africa	Less policyholder	Asia and Africa	Unallocated to a segment	Group
Eligible group capital resources	40.3	(27.5)	12.8	4.1	16.9
Group Minimum Capital Requirement	10.7	(7.0)	3.7	-	3.7
GWS capital surplus (over GMCR)	29.6	(20.5)	9.1	4.1	13.2

			Shareholder
31 Dec 2020 $bn	Total Asia and Africa	Less policyholder	Asia and Africa	Unallocated to a segment	Group
Eligible group capital resources	33.7	(22.1)	11.6	1.2	12.8
Group Minimum Capital Requirement	10.1	(6.7)	3.4	-	3.4
GWS capital surplus (over GMCR)	23.6	(15.4)	8.2	1.2	9.4

Notes
(1)
The total eligible group capital resources and total GMCR presented in the tables above reflect the Insurance (Group Capital) Rules as set out in the GWS Framework. In particular, the 31 December 2020 capital results have been restated from those previously disclosed on a LCSM basis to reflect the treatment of grandfathered debt instruments under the GWS Framework, which increased eligible group capital resources by $1.6 billion compared to the LCSM basis. This had the effect of increasing capital surplus over the GMCR from $7.8 billion (equivalent to a coverage ratio of 323 per cent) to $9.4 billion (equivalent to a coverage ratio of 370 per cent) on a shareholder GWS basis. The 31 December 2020 GWS capital results are presented on a Group excluding Jackson basis and are before including the value of the Group’s retained interest in Jackson.
(2)
The 31 December 2021 GWS capital results include the value of the Group’s 18.4 per cent retained economic interest in Jackson. As agreed with the Hong Kong IA this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value. At 31 December 2021 this is included within “unallocated to a segment” and contributes $0.4 billion to the GWS capital surplus (over GMCR) and 11 percentage points to the shareholder GWS coverage ratio (over GMCR).
(3)
The 31 December 2021 GWS capital results do not reflect the impact of the redemption of $1.7 billion of sub-ordinated debt in January 2022 unless otherwise specified.

Regulatory developments in 2022

The recent trend to more risk-based capital regimes being adopted in many of the Group’s markets is continuing and this impacts on the Group’s GWS capital measure, which is underpinned by the local regulatory regimes of the Group’s subsidiaries, joint ventures and associates. In mainland China C-ROSS Phase II becomes effective in the first quarter of 2022, the impact of which is not included in the 31 December 2021 GWS results above.

Further, in February 2022 Prudential Hong Kong Limited, the Group’s insurance business in Hong Kong, made an application to the Hong Kong IA to early-adopt the new risk-based capital regime. The impact is not reflected in the 31 December 2021 GWS capital position shown above and the Group currently expects to include this change in the GWS capital position as at 30 June 2022, which remains subject to Hong Kong IA approval.

We intend to disclose the impacts of both these regulatory changes within our 2022 half year financial report as they become effective.

Sensitivity analysis
The estimated sensitivity of the shareholder GWS capital position (based on GMCR) to changes in market conditions at 31 December 2021 is shown below.

	31 Dec 2021
Impact of market sensitivities	Surplus $bn	Ratio %
Base position	13.2	454%
Impact of:
10% increase in equity markets	0.3	5%
20% fall in equity markets	(0.6)	(2)%
40% fall in equity markets	(1.1)	(1)%
50 basis points reduction in interest rates	0.1	(10)%
100 basis points increase in interest rates	(0.8)	(12)%
100 basis points increase in credit spreads	(0.5)	(6)%

The sensitivity results above reflect the impact on continuing long-term business operations and therefore the Group’s retained economic interest in Jackson, which contributed $0.4 billion to the GWS capital surplus at 31 December 2021, is assumed to be unchanged under stress. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in shareholder GWS capital surplus over GMCR
A summary of the estimated movement in the shareholder LCSM capital surplus (over GMCR) excluding Jackson of $7.8 billion at 31 December 2020 to the shareholder GWS capital surplus (over GMCR) of $13.2 billion at 31 December 2021 on a GWS basis is set out in the table below.

2021 $bn Full year
Balance at beginning of period on a LCSM basis	7.8
Treatment of grandfathered debt instruments under the GWS Framework	1.6
Restated balance at beginning of period on a GWS basis	9.4
Operating:
Operating capital generation from the in force business	1.3
Investment in new business	(0.3)
Operating capital generation	1.0

Non-operating experience (including market movements)	0.3

Other capital movements:
Equity raise	2.4
Subordinated debt issuance / redemption	0.1
Contribution from Prudential’s retained economic interest in Jackson	0.5
Other Corporate activities	(0.1)
Other capital movements	2.9
External dividends	(0.4)
Net movement in shareholder capital surplus	3.8
Balance at end of period	13.2

The estimated movement in the shareholder GWS capital surplus (over GMCR) over 2021 is driven by:

-
Operating capital generation of $1.0 billion: generated by the return on in-force business, after deducting $0.3 billion from the strain on new business written in the period and $0.8 billion of central and restructuring costs;
-
Non-operating experience of $0.3 billion: this includes the beneficial impact on shareholder GWS capital surplus (over GMCR) from higher equity markets and increasing interest rates over the year;
-
Equity raise of $2.4 billion: generated from the public offer in Hong Kong in October 2021;
-
Subordinated debt issuance / redemption of $0.1 billion: the net impact of debt redeemed offset by debt raised during 2021, this includes the issuance of subordinated debt in China in June 2021 which contributed $0.3 billion to the shareholder GWS capital surplus (over GMCR) offset by the $(0.2) billion net effect of debt raises and redemptions undertaken by Prudential plc;
-
Contribution from Prudential’s retained economic interest in Jackson of $0.5 billion: comprising of $0.3 billion from the impact of including the retained 19.7 per cent non-controlling economic interest in Jackson at the date of the demerger of Jackson from Prudential plc and $0.2 billion from the movement in the value of the retained interest since the date of demerger along with gains realised from the share repurchase by Jackson in November 2021. As agreed with the Hong Kong IA the retained interest is included within the GWS eligible group capital resources valued at 60 per cent of market value;
-
Other Corporate activities of $(0.1) billion: this is the effect on shareholder GWS capital surplus (over GMCR) of corporate transactions in the year, which in 2021 comprised of the extension of the strategic bancassurance partnership with MSB in Vietnam; and
-
External dividends of $(0.4) billion: this is the payment of external cash dividends during 2021.

Reconciliation of GWS capital surplus (over GMCR) to EEV free surplus (excluding intangibles)

	31 Dec 2021 $bn
	Asia and Africa	Unallocated to a segment	Group total
Estimated total company GWS capital surplus (over GMCR)*	29.6	4.1	33.7
Less policyholder contribution	(20.5)	-	(20.5)
Estimated shareholder GWS capital surplus (over GMCR)*	9.1	4.1	13.2
Increase required capital for EEV free surplus note (a)	(0.9)	-	(0.9)
Deductions applied to EEV free surplus arising from China C-ROSS note (b)	(0.5)	-	(0.5)
Deductions applied to EEV free surplus arising from Singapore RBC note (c)	(2.1)	-	(2.1)
Other, including recognition of inadmissible assets and inclusion of surplus assets at market value note (d)	0.1	0.3	0.4
EEV free surplus excluding intangibles†	5.7	4.4	10.1
*
Before allowing for the redemption of debt in January 2022
†
As per the “Free surplus excluding distribution rights and other intangibles” shown in the statement of Movement in Group free surplus of the Group’s EEV basis results.

Notes
(a)
Required capital under EEV is set at least equal to local statutory notification requirements and so can differ from the minimum capital requirement.
(b)
EEV free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) as compared to the C-ROSS surplus reported for local regulatory purposes (predominantly arising from the requirement under the CAA embedded value methodology to establish a deferred profit liability within EEV net worth). This includes differences in the treatment of China subordinated debt which contributes to C-ROSS surplus for local regulatory reporting but is not included within EEV free surplus.
(c)
EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which removes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the shareholder GWS capital surplus (over GMCR).
(d) The shareholder GWS capital surplus (over GMCR) restricts the valuation of certain sundry non-intangible assets. In most cases these assets are considered fully recognisable in free surplus, in addition the EEV Principles require surplus assets to be included at fair value. Within the shareholder GWS capital surplus (over GMCR), some local regulatory regimes value certain assets at cost, this also includes the difference in the valuation of the Group’s retained interest in Jackson which is valued at the listed market value under EEV free surplus as compared to being valued at 60 per cent of the listed market value under GWS capital.

Reconciliation of Group IFRS shareholders’ equity to shareholder GWS eligible group capital resources position

31 Dec 2021 $bn
Group IFRS shareholders’ equity	17.1

Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(7.6)
Add debt treated as capital under GWS note (a)	5.7
Asset valuation differences note (b)	(2.0)
Liability valuation differences note (c)	2.7
Differences in associated net deferred tax liabilities note (d)	1.1
Other note (e)	(0.1)
Estimated shareholder GWS eligible group capital resources	16.9

Notes
(a)
As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(b)
Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS. This also includes the difference in the valuation of the Group’s retained interest in Jackson which is valued at the listed market value (equal to its fair value) under IFRS as compared to being valued at 60 per cent of the listed market value for GWS capital.
(c)
Liability valuation differences reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. Material differences include in Singapore where the local capital resources under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not fully recognised under IFRS.
(d)
Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities
(e)
Other differences include the consequential impact on non-controlling interests arising from the other reconciling items and in China a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

-
For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements;
-
For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-
For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
-
For entities where the Group’s shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
-
Following the demerger of Jackson from Prudential plc, the Group retains a 18.4 per cent non-controlling economic interest in Jackson. As agreed with the Hong Kong IA this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value;
-
Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; and
-
Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the 31 December 2021 are included as GWS eligible group capital resources. This includes debt issued at the date of designation which met the transitional conditions set by the Hong Kong IA and have not since been redeemed and debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars.
-
The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes. In addition Prudential also presents a shareholder GWS capital basis which excludes the capital resources and minimum capital requirements of participating business in Hong Kong, Singapore and Malaysia.

I(ii)
Analysis of adjusted operating profit by driver

This schedule classifies the Group’s adjusted operating profit from continuing operations into the underlying drivers using the following categories:

–
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
–
Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
–
With-profits represents the pre-tax shareholders’ transfer from the with-profits business for the period.
–
Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
–
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
–
DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

The following analysis expresses certain of the Group’s sources of adjusted operating profit from continuing operations as a margin of policyholder liabilities or other relevant drivers. The 2020 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

	2021			2020 AER			2020 CER
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
Spread income	312	47,270	66	296	39,895	74	304	40,113	76
Fee income	345	33,401	103	282	28,014	101	287	28,425	101
With-profits	135	84,905	16	117	73,375	16	118	73,248	16
Insurance margin	2,897			2,648			2,689
Margin on revenues*	3,008			3,007			3,048
Expenses:*
Acquisition costsnote (c)	(2,085)	4,194	(50)%	(1,928)	3,808	(51)%	(1,964)	3,890	(50)%
Administration expenses	(1,656)	80,968	(205)	(1,591)	68,133	(234)	(1,609)	68,758	(234)
DAC adjustments	566			382			392
Expected return on shareholder assets*	231			212			214
	3,753			3,425			3,479
Share of related tax charges from joint ventures and associatesnote (d)	(44)			(46)			(49)
Long-term business	3,709			3,379			3,430
Eastspring	314			283			286
Adjusted operating profit	4,023			3,662			3,716
* Including amounts related to Africa operations.

Notes
(a)
The calculation of average liabilities is generally derived from opening and closing balances, with average liabilities used to derive the margin for fee income calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.
(b)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(c)
The ratio of acquisition costs is calculated as a percentage of APE sales in the year, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition costs to shareholder APE sales (excluding with-profits) in 2021 is 61 per cent (2020: 66 per cent on both AER and CER basis).
(d)
Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group’s profit before tax on a net of related tax basis. In the table above, the results of the joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax charges shown separately in order for the contribution from the joint ventures and associates to be included in the profit driver and margin analysis on a consistent basis with the rest of the business operations.
I(iii)
Analysis of adjusted operating profit by business unit

The table below presents the 2020 results on both AER and CER bases to eliminate the impact of exchange translation.

	2021 $m	2020 $m		2021 vs 2020%
		AER	CER	AER	CER
CPL	343	251	269	37%	28%
Hong Kong	975	891	889	9%	10%
Indonesia	446	519	529	(14)%	(16)%
Malaysia	350	309	313	13%	12%
Singapore	663	574	589	16%	13%
Growth markets and other
Philippines	110	95	96	16%	15%
Taiwan	94	85	89	11%	6%
Thailand	236	210	205	12%	15%
Vietnam	317	270	274	17%	16%
Other*	219	221	226	(1)%	(3)%
Share of related tax charges from joint ventures and associate	(44)	(46)	(49)	(4)%	(10)%
Long-term business	3,709	3,379	3,430	10%	8%
Eastspring	314	283	286	11%	10%
Adjusted operating profit	4,023	3,662	3,716	10%	8%
*
Includes other growth markets and a number of small items that are not expected to reoccur.

(a)
Eastspring adjusted operating profit

	2021 $m	2020 $m
Operating income before performance-related feesnote (1)	747	646
Performance-related fees	15	7
Operating income (net of commission)note (2)	762	653
Operating expensenote (2)	(403)	(336)
Group's share of tax on joint ventures' operating profit	(45)	(34)
Adjusted operating profit	314	283
Average funds managed by Eastspring Investments	$251.7bn	$227.1bn
Margin based on operating incomenote (3)	30bps	28bps
Cost/income rationote II(v)	54%	52%

Notes
(1)
Operating income before performance-related fees for Eastspring can be further analysed as follows:

	Retail	Margin	Institutional*	Margin*	Total	Margin*
	$m	bps	$m	bps	$m	bps
2021	449	56	298	17	747	30
2020	390	52	256	17	646	28
*
Institutional includes internal funds.

(2)
Operating income and expense include the Group’s share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax of the joint ventures and associates is shown as a single line item.
(3)
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group’s insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

(b)
Eastspring total funds under management
Eastspring manages funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds managed by Eastspring.

	31 Dec 2021 $bn	31 Dec 2020 $bn
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	68.5	66.9
Institutional	13.2	13.8
Money market funds (MMF)	12.3	13.2
	94.0	93.9
Funds managed on behalf of M&G plcnote (2)	11.5	15.7

External funds under management	105.5	109.6
Internal funds under management	153.0	138.2
Total funds under managementnote (3)	258.5	247.8

Notes
(1)
Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2021 $m	2020 $m
At 1 Jan	93,863	98,005
Market gross inflows	98,963	116,743
Redemptions	(99,862)	(126,668)
Market and other movements	992	5,783
At 31 Dec*	93,956	93,863
*
The analysis of movements above includes $12,248 million relating to Asia Money Market Funds at 31 December 2021 (31 December 2020: $13,198 million). Investment flows for 2021 include Eastspring Money Market Funds gross inflows of $61,949 million (2020: $76,317 million) and net outflows of $1,512 million (2020: net inflows of $48 million).

(2)
Movements in funds managed on behalf of M&G plc are analysed below:

	2021 $m	2020 $m
At 1 Jan	15,737	26,717
Net flows	(4,040)	(10,033)
Market and other movements	(168)	(947)
At 31 Dec	11,529	15,737

(3)
Total funds under management are analysed by asset class below:

	31 Dec 2021		31 Dec 2020
	$bn	% of total	$bn	% of total
Equity	107.1	41%	103.9	42%
Fixed income	133.6	52%	125.7	51%
Alternatives	2.7	1%	2.7	1%
Money Market Funds	15.1	6%	15.5	6%
Total funds under management	258.5	100%	247.8	100%

I(iv)
Group funds under management

For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group’s continuing insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses from continuing operations.

	31 Dec 2021 $bn	31 Dec 2020 $bn
Continuing operations:
Internal funds	193.9	175.0
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	105.5	109.6
Total Group funds under managementnote	299.4	284.6

Note
Total Group funds under management from continuing operations comprise:

	31 Dec 2021 $bn	31 Dec 2020 $bn
Total investments and cash and cash equivalents held by the continuing operations on the balance sheet	177.9	164.0
External funds of Eastspring including M&G plc	105.5	109.6
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	16.0	11.0
Total Group funds under management	299.4	284.6

I(v)
Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

	2021 $m	2020 $m
Net cash remitted by continuing operations:
Insurance and asset management business	1,451	877
Other operations	–	55
Net cash remitted by business unitsnote (a)	1,451	932
Net interest paid	(314)	(294)
Tax received	–	94
Corporate activitiesnote (b)	(322)	(432)
Centrally funded recurring bancassurance feesnote (c)	(176)	(220)
Total central outflows	(812)	(852)
Holding company cash flow before dividends and other movements	639	80
Dividends paid	(421)	(814)
Operating holding company cash flow after dividends but before other movements	218	(734)
Other movements
Issuance and redemption of debt for continuing operations	(255)	983
Hong Kong public offer and international placing	2,374	–
Other corporate activities relating to continuing operationsnote (c)	(199)	(954)
UK and Europe demerger costs	–	(17)
US demerger costs	(30)	(20)
Total other movements	1,890	(8)
Total holding company cash flow	2,108	(742)
Cash and short-term investments at 1 Jan	1,463	2,207
Foreign exchange movements	1	(2)
Cash and short-term investments at 31 Decnote (d)	3,572	1,463

Notes
(a)
Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(b)
Including IFRS 17 implementation and restructuring costs paid in the year. In 2021, the Group changed its basis of presenting business unit remittances to reflect net cash remittances before costs attributable to the head office functions based in Hong Kong, and to present all head office costs together within ‘corporate activities’. Accordingly, the 2020 amounts have been re-presented from those previously published to reflect the change.
(c)
Other corporate activities relating to continuing operations of $(199) million (2020: $(954) million) include central contributions to the funding of Asia and Africa strategic growth initiatives, principally non-recurring payments for bancassurance distribution agreements including UOB and MSB banks. In 2020, this also included one-off payments relating to the establishment of the Group’s strategic bancassurance partnership with TMB Bank. Central payments for existing bancassurance distribution agreements are within the central outflows section of the holding company cash flow, reflecting the recurring nature of these amounts. Other corporate activities also include sale proceeds of $83 million received in December 2021, following Jackson's announcement, as part of its previously disclosed $300 million share repurchase programme, of the repurchase of 2,242,516 shares of its Class A common stock from Prudential as discussed in the Jackson section above.
(d)
Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

I(vi)
Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus

The table below shows how the EEV value of in-force business (VIF) and the associated required capital for continuing long-term business operations are projected as emerging into free surplus over the next 40 years. Although circa 8 per cent of the embedded value emerges after this date, analysis of cash flows emerging in the years shown is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group’s embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2021 results.

In addition to showing the amounts, on both a discounted and undiscounted basis, expected to be generated from all in-force business at 31 December 2021, the table also presents the future free surplus expected to be generated from the investment made in new business during 2021 over the same 40-year period.

	31 Dec 2021 $m
	Continuing long-term business operations
	Expected generation from all in-force business*		Expected generation from new business written in 2021*
Expected period of emergence	Undiscounted	Discounted	Undiscounted	Discounted
2022	2,343	2,264	294	283
2023	2,267	2,079	219	197
2024	2,155	1,877	196	168
2025	2,014	1,679	176	143
2026	2,034	1,621	173	132
2027	1,978	1,507	179	130
2028	2,109	1,565	164	116
2029	1,706	1,167	155	104
2030	1,977	1,346	144	93
2031	1,904	1,239	153	94
2032	1,845	1,154	162	92
2033	1,807	1,088	139	77
2034	1,744	1,008	126	68
2035	1,746	976	126	64
2036	1,722	934	135	66
2037	1,702	895	116	56
2038	1,716	869	117	54
2039	1,715	838	118	52
2040	1,724	816	117	50
2041	1,688	772	125	51
2042-2046	8,150	3,388	591	221
2047-2051	7,592	2,675	591	182
2052-2056	6,759	2,025	554	143
2057-2061	5,998	1,500	536	118
Total free surplus expected to
emerge in the next 40 years	66,395	35,282	5,406	2,754
*
The analysis excludes amounts incorporated into VIF and required capital at 31 December 2021 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus projected to emerge after 2061.

The expected free surplus generation from new business written in 2021 can be reconciled to the new business profit as follows:
2021 $m
Undiscounted expected free surplus generation for years 2022 to 2061	5,406
Less: discount effect	(2,652)
Discounted expected free surplus generation for years 2022 to 2061	2,754
Discounted expected free surplus generation for years after 2061	299
Discounted expected free surplus generation from new business written in 2021	3,053
Free surplus investment in new business	(537)
Other items*	10
New business profit	2,526
*
Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

The discounted expected free surplus generation from in-force business can be reconciled to the embedded value for long-term business operations as follows:

31 Dec 2021 $m
Discounted expected generation from all in-force business for years 2022 to 2061	35,282
Discounted expected generation from all in-force business for years after 2061	3,640
Discounted expected generation from all in-force business at 31 December 2021	38,922
Free surplus of long-term business operations at 31 December 2021	5,960
Other items*	(236)
EEV for long-term business operations	44,646
*
Other items represent the impact of the time value of options and guarantees and other non-modelled items.

The undiscounted expected free surplus generation from all in-force business at 31 December 2021 can be reconciled to the amount that was expected to be generated at 31 December 2020 as follows:

	2021	2022	2023	2024	2025	2026	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
2020 expected free surplus generation for years 2021 to 2060	2,156	2,084	2,085	1,978	1,928	1,895	46,950	59,076
Less: Amounts expected to be realised in the current year	(2,156)	-	-	-	-	-	-	(2,156)
Add: Expected free surplus to be generated in year 2061 (excluding 2021 new business)	-	-	-	-	-	-	816	816
Foreign exchange differences	-	(26)	(26)	(24)	(25)	(24)	(467)	(592)
New business	-	294	219	196	176	173	4,348	5,406
Operating movements	-	16	-	20	(20)	(18)
Non-operating and other movements	-	(25)	(11)	(15)	(45)	8	3,935	3,845
2021 expected free surplus generation for years 2022 to 2061*	-	2,343	2,267	2,155	2,014	2,034	55,582	66,395
*
Future expected free surplus generation includes Africa operations following the change in the Group’s operating segments in 2021.

At 31 December 2021, the total free surplus expected to be generated over the next five years (2022 to 2026 inclusive) for long-term business operations, using the same assumptions and methodology as those underpinning 2021 embedded value reporting, was $10.8 billion (31 December 2020: $10.2 billion).

At 31 December 2021, the total free surplus expected to be generated on an undiscounted basis over the next 40 years for long-term business operations is $66.4 billion, $7.3 billion higher than the $59.1 billion expected at the end of 2020. The increase is driven by new business and the effect of generally higher interest rates across the region increasing projected returns, partially offset by unfavourable foreign exchange movements.

Actual underlying free surplus generated in 2021 from long-term business in force at the end of 2020, before restructuring and IFRS 17 implementation costs, was $2.3 billion, including $(0.2) billion of changes in operating assumptions and experience variances. This compares with the expected 2021 realisation at the end of 2020 of $2.2 billion and can be analysed further as follows:

2021 $m
Expected transfer from in-force business to free surplus in 2021	2,340
Expected return on existing free surplus	157
Changes in operating assumptions and experience variances	(173)
Underlying free surplus generated from long-term business in force before restructuring and IFRS 17 implementation costs	2,324

2021 free surplus expected to be generated at 31 December 2020	2,156

I(vii)
EEV new business schedules from continuing operations

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of long-term insurance business for local regulatory reporting purposes.

The details shown for insurance products include contributions from contracts that are classified under IFRS 4, ‘Insurance Contracts’, as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 4, primarily certain unit-linked and similar contracts written in insurance operations.

New business premiums reflect those premiums attaching to covered business, including premiums from contracts designed as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New business profit has been determined using the EEV methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the period when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting.

Notes to schedules A to D

(1)
Annual premium equivalent (APE) is calculated as the aggregate of regular premiums on business written in the period and one-tenth of single premiums. Present value of new business premiums (PVNBP) are calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions applied in determining the EEV new business profit. APE sales are subject to rounding.
(2)
New business in CPL is included at Prudential's 50 per cent interest in the joint venture.
(3)
New business in India is included at Prudential's 22 per cent interest in the associate.
(4)
Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.

Schedule A Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APEnote (1)			PVNBPnote (1)
	2021	2020	+/(-)	2021	2020	+/(-)	2021	2020	+/(-)	2021	2020	+/(-)
Continuing operations:	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPLnote (2)	1,760	1,068	65%	600	475	26%	776	582	33%	3,761	2,705	39%
Hong Kong	808	184	339%	469	741	(37)%	550	758	(27)%	4,847	5,095	(5)%
Indonesia	258	226	14%	226	244	(7)%	252	267	(6)%	1,067	1,154	(8)%
Malaysia	74	90	(18)%	453	337	34%	461	346	33%	2,137	2,023	6%
Singapore	2,412	1,496	61%	502	460	9%	743	610	22%	6,214	5,354	16%
Growth markets:
Africa	15	17	(12)%	133	110	21%	134	112	20%	288	-	-
Cambodia	-	-	-	14	10	40%	14	10	40%	59	45	31%
Indianote (3)	285	225	27%	200	154	30%	228	177	29%	1,172	902	30%
Laos	-	-	-	1	1	-	1	1	-	2	3	(33)%
Myanmar	-	-	-	1	-	-	1	-	-	3	1	200%
Philippines	89	49	82%	168	134	25%	177	139	27%	655	528	24%
Taiwan	172	201	(14)%	379	367	3%	397	387	3%	1,417	1,445	(2)%
Thailand	142	122	16%	204	171	19%	218	183	19%	882	768	15%
Vietnam	55	21	162%	237	234	1%	242	236	3%	1,649	1,564	5%
Total continuing operations	6,070	3,699	64%	3,587	3,438	4%	4,194	3,808	10%	24,153	21,587	12%

CER	Single premiums			Regular premiums			APEnote(1)			PVNBPnote(1)
	2021	2020	+/(-)	2021	2020	+/(-)	2021	2020	+/(-)	2021	2020	+/(-)
Continuing operations:	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPLnote (2)	1,760	1,143	54%	600	509	18%	776	623	25%	3,761	2,894	30%
Hong Kong	808	184	339%	469	738	(36)%	550	757	(27)%	4,847	5,083	(5)%
Indonesia	258	230	12%	226	248	(9)%	252	271	(7)%	1,067	1,174	(9)%
Malaysia	74	91	(19)%	453	342	32%	461	351	31%	2,137	2,051	4%
Singapore	2,412	1,535	57%	502	472	6%	743	626	19%	6,214	5,495	13%
Growth markets:
Africa	15	16	(6)%	133	107	24%	134	108	24%	288	-	-
Cambodia	-	-	-	14	10	40%	14	10	40%	59	45	31%
Indianote (3)	285	225	27%	200	155	29%	228	177	29%	1,172	904	30%
Laos	-	-	-	1	1	-	1	1	-	2	3	(33)%
Myanmar	-	-	-	1	-	-	1	-	-	3	1	200%
Philippines	89	49	82%	168	135	24%	177	140	26%	655	531	23%
Taiwan	172	212	(19)%	379	387	(2)%	397	408	(3)%	1,417	1,524	(7)%
Thailand	142	120	18%	204	167	22%	218	179	22%	882	751	17%
Vietnam	55	22	150%	237	237	-	242	239	1%	1,649	1,585	4%
Total continuing operations	6,070	3,827	59%	3,587	3,508	2%	4,194	3,890	8%	24,153	22,041	10%

Schedule B Insurance new business APE and PVNBP (AER and CER)

APEnote(1)	AER				CER
	2021 $m		2020 $m		2021 $m		2020 $m
Continuing operations:	H1	H2	H1	H2	H1	H2	H1	H2
CPLnote (2)	448	328	319	263	449	327	348	275
Hong Kong	253	297	388	370	253	297	387	370
Indonesia	117	135	123	144	117	135	125	146
Malaysia	211	250	123	223	209	252	126	225
Singapore	379	364	229	381	376	367	238	388
Growth markets:
Africa	66	68	54	58	67	67	51	57
Cambodia	7	7	4	6	7	7	4	6
Indianote (3)	112	116	83	94	111	117	84	93
Laos	-	1	-	1	-	1	-	1
Myanmar	1	-	-	-	1	-	-	-
Philippines	90	87	56	83	88	89	57	83
Taiwan	187	210	155	232	185	212	168	240
Thailand	99	119	90	93	96	122	89	90
Vietnam	113	129	95	141	114	128	96	143
Total insurance operations	2,083	2,111	1,719	2,089	2,073	2,121	1,773	2,117

PVNBPnote(1)	AER				CER
	2021 $m		2020 $m		2021 $m		2020 $m
Continuing operations:	H1	H2	H1	H2	H1	H2	H1	H2
CPLnote (2)	2,038	1,723	1,479	1,226	2,044	1,717	1,613	1,281
Hong Kong	1,991	2,856	2,671	2,424	1,989	2,858	2,667	2,416
Indonesia	485	582	494	660	485	582	504	670
Malaysia	992	1,145	688	1,335	981	1,156	705	1,346
Singapore	2,940	3,274	1,695	3,659	2,915	3,299	1,764	3,731
Growth markets:
Africa	144	144	-	-	144	144	-	-
Cambodia	30	29	20	25	30	29	20	25
Indianote (3)	579	593	298	604	574	598	299	605
Laos	1	1	1	2	1	1	1	2
Myanmar	1	2	-	1	1	2	-	1
Philippines	340	315	205	323	333	322	210	321
Taiwan	662	755	623	822	664	753	670	854
Thailand	406	476	389	379	391	491	384	367
Vietnam	771	878	611	953	773	876	621	964
Total insurance operations	11,380	12,773	9,174	12,413	11,325	12,828	9,458	12,583

Note
Comparative results for the first half (H1) and second half (H2) of 2020 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule C Insurance new business profit and margin (AER and CER)

	AER				CER
	2021		2020		2021		2020
Continuing operations:	HY	FY	HY	FY	HY	FY	HY	FY
New business profit ($m)
CPLnote(2)	228	352	127	269	229	352	139	288
Hong Kong	306	736	353	787	306	736	353	786
Indonesia	57	125	68	155	57	125	69	158
Malaysia	113	232	69	209	112	232	70	212
Singapore	215	523	123	341	214	523	128	350
Growth markets and other	257	558	172	440	254	558	177	446
Total insurance business	1,176	2,526	912	2,201	1,172	2,526	936	2,240

New business margin (NBP as a % of APEnote(1))
CPLnote(2)	51%	45%	40%	46%	51%	45%	40%	46%
Hong Kong	121%	134%	91%	104%	121%	134%	91%	104%
Indonesia	49%	50%	55%	58%	49%	50%	55%	58%
Malaysia	54%	50%	56%	60%	54%	50%	56%	60%
Singapore	57%	70%	54%	56%	57%	70%	54%	56%
Growth markets and other	38%	40%	32%	35%	38%	40%	32%	35%
Total insurance business	56%	60%	53%	58%	57%	60%	53%	58%

New business margin (NBP as a % of PVNBPnote(1))
CPLnote(2)	11%	9%	9%	10%	11%	9%	9%	10%
Hong Kong	15%	15%	13%	15%	15%	15%	13%	15%
Indonesia	12%	12%	14%	13%	12%	12%	14%	13%
Malaysia	11%	11%	10%	10%	11%	11%	10%	10%
Singapore	7%	8%	7%	6%	7%	8%	7%	6%
Growth markets and other	9%	9%	8%	8%	9%	9%	8%	8%
Total insurance business	10%	10%	10%	10%	10%	10%	10%	10%

Schedule D Investment flows and FUM (AER)

	2021 $m		2020 $m
Eastspring:	H1	H2	H1	H2
Third-party retail: note(4)
Opening FUM	66,838	67,903	73,644	59,346
Net flows:
- Gross Inflows	17,491	17,065	19,983	17,329
- Redemptions	(18,281)	(15,148)	(28,009)	(19,931)
	(790)	1,917	(8,026)	(2,602)
Other movements	1,855	(1,304)	(6,272)	10,094
Closing FUM	67,903	68,516	59,346	66,838

Third-party institutional:
Opening FUM	13,827	14,901	11,024	9,957
Net flows:
- Gross Inflows	1,264	1,194	1,621	1,494
- Redemptions	(983)	(1,989)	(1,957)	(502)
	281	(795)	(336)	992
Other movements	793	(914)	(731)	2,878
Closing FUM	14,901	13,192	9,957	13,827

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	82,804	81,708	69,303	80,665

II
Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)
Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–
Gain or loss on corporate transactions, as discussed in note D1.1 to the IFRS basis results.

More details on how adjusted operating profit is determined are included in note B1.2 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)
Calculation of IFRS gearing ratio from continuing operations

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders’ equity plus net core structural borrowings, all in respect of continuing operations.

	31 Dec 2021 $m	31 Dec 2020 $m
Continuing operations:
Core structural borrowings of shareholder-financed businesses	6,127	6,383
Less holding company cash and short-term investments	(3,572)	(1,463)
Net core structural borrowings of shareholder-financed businesses	2,555	4,920
Closing shareholders’ equity	17,088	12,367
Closing shareholders’ equity plus net core structural borrowings	19,643	17,287
IFRS gearing ratio	13%	28%

II(iii)
Return on IFRS shareholders’ equity from continuing operations

This measure is calculated as adjusted operating profit from continuing operations, after tax and non-controlling interests, divided by average shareholders’ equity in respect of continuing operations.

Detailed reconciliation of adjusted operating profit from continuing operations to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results.

	2021 $m	2020 $m
Adjusted operating profit	3,233	2,757
Tax on adjusted operating profit	(548)	(497)
Adjusted operating profit attributable to non-controlling interests	(17)	(10)
Adjusted operating profit, net of tax and non-controlling interests	2,668	2,250

Shareholders’ equity at beginning of year	12,367	10,548
Shareholders’ equity at end of year	17,088	12,367
Average shareholders’ equity	14,728	11,458
Operating return on average shareholders’ equity (%)	18%	20%

II(iv)
Calculation of IFRS shareholders’ equity per share

IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the year.

	2021	2020
Number of issued shares at the end of the year	2,746	2,609

Closing IFRS shareholders’ equity for continuing operations ($ million)	17,088	12,367
Shareholders’ equity per share (cents) for continuing operations	622¢	474¢

Closing IFRS shareholders’ equity for discontinuing operations ($ million)	–	8,511
Shareholders’ equity per share (cents) for discontinued US operations	–	326¢
Group shareholders’ equity per share (cents)	622¢	800¢

II(v)
Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2021 $m	2020 $m
IFRS revenue	665	612
Share of revenue from joint ventures and associates	314	235
Commissions	(217)	(194)
Performance-related fees	(15)	(7)
Operating income before performance-related feesnote	747	646

IFRS charges	498	446
Share of expenses from joint ventures and associates	122	84
Commissions	(217)	(194)
Operating expense	403	336
Cost/income ratio (operating expense/operating income before performance-related fees)	54%	52%

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other income’ and ‘acquisition costs and other expenditure’ respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)
Reconciliation of gross premiums earned to renewal insurance premiums

	2021 $m	2020 $m
		AER	CER
IFRS gross premiums earned	24,217	23,495	23,722
Less: General insurance premium	(124)	(130)	(130)
Less: IFRS gross earned premium from new regular and single premium business	(6,500)	(5,112)	(5,225)
Add: Renewal premiums from joint ventures and associatesnote	2,295	1,957	2,036
Renewal insurance premiums	19,888	20,210	20,403

Annual premium equivalent (APE)	4,194	3,808	3,890
Life weighted premium income	24,082	24,018	24,293

Note
For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from our CPL business are excluded.

II(vii)
Gross premiums earned including joint ventures and associates

	2021 $m	2020 $m
IFRS gross premiums earned	24,217	23,495
Gross premiums earned from joint ventures and associates	4,579	3,233
Total Group (continuing operations)	28,796	26,728

II(viii)
Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the year. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below from continuing operations:

	2021 $m	2020 $m
Gross premiums earned	24,217	23,495
Less: premiums from in-force renewal businessnote (a)	(17,593)	(18,253)
Less: 90% of single premiums on new business sold in the yearnote (b)	(3,602)	(2,147)
Add: APE sales from joint ventures and associates on equity accounting methodnote (c)	1,104	820
Other adjustmentsnote (d)	68	(107)
Annual premium equivalent (APE)	4,194	3,808

Notes
(a)
Gross premiums earned include premiums from existing in-force business as well as new business given the Group’s focus on recurring premium business.
(b)
APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(c)
For the purpose of reporting APE new business sales, the Group’s share of amounts sold by the Group’s insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.
(d)
APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

II(ix)
Reconciliation between IFRS and EEV shareholders’ equity

The table below shows the reconciliation of EEV shareholders’ equity and IFRS shareholders’ equity from continuing operations at the end of the year:

	31 Dec 2021 $m	31 Dec 2020 $m
IFRS shareholders’ equity from continuing operations	17,088	12,367
Less: DAC assigned zero value for EEV purposes	(2,815)	(2,353)
Add: Value of in-force business of long-term businessnote (a)	35,456	34,068
Othernote (b)	(2,374)	(2,156)
EEV shareholders’ equity from continuing operations	47,355	41,926

Notes
(a)
EEV shareholders’ equity comprises the present value of the shareholders’ interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders’ equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders’ interest on an IFRS basis. Total net worth represents the regulatory basis net assets for EEV reporting purposes, with adjustments as appropriate.
(b)
Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group’s core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. One of the most significant valuation differences relate to changes in the valuation of insurance liabilities.

II(x)
Calculation of return on embedded value

Operating return on embedded value is calculated as the EEV operating profit for the year as a percentage of average EEV basis shareholders’ equity for continuing operations.

Continuing operations	2021	2020
EEV operating profit for the year	3,543	3,401
Operating profit attributable to non-controlling interests	(28)	(10)
EEV operating profit, net of non-controlling interest ($ million)	3,515	3,391

Shareholders’ equity at beginning of year	41,926	38,369
Shareholders’ equity at end of year	47,355	41,926
Average shareholders’ equity ($ million)	44,641	40,148
Operating return on average shareholders’ equity (%)	8%	8%

New business profit over embedded value is calculated as the EEV new business profit for the year as a percentage of average EEV basis shareholders’ equity for continuing long-term business operations, excluding goodwill attributable to equity holders.

	2021	2020
New business profit ($ million)*	2,526	2,201
Average EEV basis shareholders’ equity for continuing long-term business operations, excluding goodwill attributable to equity holders ($ million)	43,754	40,382
New business profit on embedded value (%)	6%	5%
*
New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests. 2021 new business profit includes amounts related to Africa operations.

Average embedded value has been based on opening and closing EEV basis shareholders’ equity for continuing long-term business operations, excluding goodwill attributable to equity holders, as follows:

	2021 $m	2020 $m
Shareholders’ equity at beginning of year	42,861	37,902
Shareholders’ equity at end of year	44,646	42,861
Average shareholders’ equity for continuing long-term business operations, excluding goodwill attributable to equity holders	43,754	40,382

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 March 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer